200 East Randolph Drive
Chicago, Illinois  60601

Dennis M. Myers, P.C.
To Call Writer Directly: 312 861-2232	312 861-2000	Facsimile: 312 861-2200
dmyers@kirkland.com	www.kirkland.com

August 1, 2007

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Christina Chalk

	Re:	1-800 CONTACTS, INC.
Preliminary Proxy Statement on Schedule 14A and
originally filed June 26, 2007
(SEC File No. 000-23633)

Schedule 13E-3
originally filed June 26, 2007
(SEC File No. 005-54695)

Ladies and Gentlemen:

On behalf of 1-800 CONTACTS, INC., a Delaware corporation (the “Company”), in connection with its Preliminary Proxy Statement on Schedule 14A and its Schedule 13E-3 originally filed on June 26, 2007 with the Securities and Exchange Commission (the “Commission”), set forth below are the Company’s responses to your comment letter dated July 30, 2007 (the “Comment Letter”).  We have enclosed with this letter a complete copy of the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission, which have been revised to reflect comments raised by the Staff in the Comment Letter.

For your convenience, we have provided in italics each of your numbered comments followed immediately thereafter by our responses.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement.

PRER14A

1.                                       Refer to comment 4 in our prior letter dated July 24, 2007 and your response.  Please revise the proxy statement to include the information you provided in your response letter in the disclosure document sent to shareholders.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Response:  The Company has added disclosure in response to the Staff’s comment.  Please see pages 5 and 50 of the Preliminary Proxy Statement.

2.                                       Refer to the revisions to the proxy statement made in response to comment 8 in our prior comment letter.  We believe the revised disclosure is still not clear on the fact that the enumerated fees are owed to the financial advisor only if the merger is consummated.  Please make additional revisions to clarify this point.

Response:  The Company has revised the disclosure in response to the Staff’s comment.  Please see page 3 of the Preliminary Proxy Statement.

3.                                       Refer to your response to comment 14 in our prior comment letter.  Please add this information into the revised proxy statement.

Response:  The Company has added disclosure in response to the Staff’s comment.  Please see page 22 of the Preliminary Proxy Statement.

4.                                       See our last comment above.  Make the same changes with respect to the information you provided in response to prior comment 15.

Response:  The Company has added disclosure in response to the Staff’s comment.  Please see pages 21 and 22 of the Preliminary Proxy Statement.

5.                                       The revised disclosure you provide as to Fenway’s reasons for the merger (on page 31 of the revised proxy statement) is cursory and does not satisfy that filing person’s obligation under Item 1013 of Regulation M-A.  That Item seeks meaningful disclosure about why a filing person is engaging in the going private transaction, and why at this time.  The fact that Fenway was approached by representatives of the Company may have been the immediate catalyst for its proposal, but is not the kind of substantive explanation sufficient to satisfy the Item requirement.  Please revise.

Response:  The Company has added disclosure in response to the Staff’s comment.  Please see page 31 of the Preliminary Proxy Statement.

6.                                       With respect to the role of Goldman Sachs in connection with this transaction, your response to comment 23 in our prior comment letter appears to contradict the information you supplied in response to comment 15 in the same letter.  In response to comment 15 in our prior letter, you stated that Goldman Sachs “was periodically asked to and did render limited advice concerning certain potential suitors with whom Goldman Sachs was familiar.”  Such advice would appear to fit the definition of the kinds of contacts (including oral contacts) that must be summarized in the proxy statement pursuant to Item 1015.  However, in response to prior comment 23, you state that

Goldman did not provide any oral or written presentations with the meaning of that Item.  Please revise the proxy statement to describe all substantive contacts with Goldman Sachs in connection with this going private transaction.

Response:  The Company engaged Goldman, Sachs & Co. in December 2003 for the limited purpose of exploring a specific transaction which was not consummated.  During its exploration of a specific transaction beginning in December 2003, Goldman Sachs had identified potential merger partners for the Company.  The engagement letter between the Company and Goldman Sachs was amended in July 2006 and provided that Goldman Sachs would be entitled, for a period of fifteen months from the date of the amendment, to a reduced transaction fee of $1,000,000 contingent upon a sale of the Company.

In connection with the fresh strategic review commenced in December 2006, Goldman Sachs’s advice was limited to providing to Sonenshine Partners, at the Company’s request, the names of a small number of potential merger partners (and individual contacts at those potential merger partners) with whom Goldman Sachs was familiar, so that Sonenshine Partners could send those parties materials relating to the auction process.  After April 2005, other than identifying those contacts, Goldman Sachs had no communications with potential merger partners on behalf of the Company, did not prepare any materials for the board of directors and did not meet or consult with the steering committee or the transactions committee.  There were no substantive contacts between the Company and Goldman Sachs in connection with this going private transaction.  The Company does not believe that this limited involvement by Goldman Sachs would fit the definition of the kinds of contacts that must be summarized in the proxy statement pursuant to Item 1015 of Regulation M-A.

The Company has added disclosure to clarify the role of Goldman Sachs in this going private transaction.  Please see pages 21 and 22 of the Preliminary Proxy Statement.

7.                                       Refer to comment 24 in our prior comment letter.  Clarify in your response letter whether any current filing person engaged any third party to evaluate this transaction.  If so, and if you do not believe that contacts (including oral contacts) with such advisors fit within the definition of Item 1015 of Regulation M-A, explain why.  We may have additional comments.

Response:  To clarify our prior response to prior comment 24, no current filing persons other than the Company engaged a third party to evaluate the merger or prepare a report (oral or written) of the type specified by Item 1015 of Regulation M-A.  The only party retained by the Company for that purpose was Sonenshine Partners.  Although the Company had previously retained Goldman Sachs, there were no substantive contacts between the Company and Goldman Sachs in connection with this transaction, Goldman

Sachs was not asked to evaluate this transaction and Goldman Sachs did not provide any report, opinion or appraisal in connection with this transaction.

*       *       *       *       *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232, R. Scott Falk, P.C. at (312) 861-2340 or Elisabeth M. Martin at (312) 861-3055.

Sincerely,

/s/ Dennis M. Myers
Dennis M. Myers, P.C.

cc:	R. Joe Zeidner
1-800 CONTACTS, INC.

Joshua A. Leuchtenburg
Anthony J. Norris
Ropes & Gray LLP

Gregory V. Gooding
Debevoise & Plimpton LLP

James T. Lidbury
Mayer, Brown, Rowe & Maw LLP